Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

26th July 2018

The Manager
ASX Market Announcements
ASX
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 1st Quarter FY19 results on Friday 10th August 2018.

A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	8.00am (AEST)
Dial in:	+61 2 9007 3187 or Australia toll free 1 800 558 698
or United States 855 881 1339
Participant Passcode:	424600
URL:	http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully,
Jason Miele
Vice President, Investor and Media Relations

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House, Harcourt Centre, Harcourt Street, Dublin 2 D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Alison Littley (United Kingdom),
Steven Simms (USA), Rudy van der Meer (Netherlands).
Chief Executive Officer and Director: Louis Gries (USA)
Company number: 485719
ARBN: 097 829 895